

April 2, 2014

<u>Via E-mail</u>
Anthony L. Trunzo
Chief Financial Officer
FLIR Systems, Inc.
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

      Re: FLIR Systems, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed March 3, 2014
              File No. 000-21918

Dear Mr. Trunzo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>Liquidity and Capital Resources, page 33</u>

1. Reference is made to comment 1 from our comment letter dated June 17, 2013 and your related response dated June 24, 2013. In your response, you indicated that you would revise your liquidity discussion to include a statement as to the need for accruing and paying United States income taxes in the event that the company elects to repatriate foreign earnings. Although we note your added disclosure on page 33 concerning your intent to indefinitely reinvest cash in your foreign operations, we cannot locate disclosure regarding the need to accrue and pay United States income taxes in the event you elect to repatriate foreign earnings. Please revise your discussion in the liquidity and capital resources section of MD&A accordingly.

Quarterly Financial Data (Unaudited), page 70

2. Please revise the disclosure of your quarterly financial data to describe the nature and amount of any unusual or infrequently occurring items recognized in your financial statements during the various quarterly periods presented on page 70. In this regard, we note from the disclosure included in your press release furnished as Exhibit 99 to your report on Form 8-K dated February 7, 2014, that your results of operations for the fourth quarter of 2013 included $31 million in pretax charges related to previously announced restructuring initiatives and the settlement of executive retirement benefits. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief